Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of The PMI Group, Inc. for the registration of securities with an initial aggregate offering price of up to $1,000,000,000 and to the incorporation by reference therein of our reports dated March 5, 2010, with respect to the consolidated financial statements and schedules of The PMI Group, Inc., and the effectiveness of internal control over financial reporting of The PMI Group, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

November 15, 2010